UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 8)

51job, Inc.

(Name of Issuer)

Common Shares, par value US$0.0001 per share**

American Depositary Shares, each representing one Common Share

(Title of Class of Securities)

316827104***

(CUSIP Number)

Rick Yan

Building 3

No. 1387, Zhang Dong Road

Shanghai 201203

People’s Republic of China

+86-21-6160-1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Not for trading but only in connection with the listing of American depositary shares on the NASDAQ Global Select Market.

*** CUSIP number of the American Depositary Shares, each representing one Common Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 316827104

1.		Names of Reporting Persons. Rick Yan
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Hong Kong SAR, People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,667,264*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,667,264*
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 12,667,264*
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 18.6%**
14.		Type of Reporting Person (See Instructions) IN

*	Consists of: (i) 11,315,815 common shares and 544,449 common shares in the form of ADSs (as defined below) held by RY Holdings Inc.; (ii) 20,000 common shares in the form of ADSs held by the Reporting Person (as defined below); and (iii) 787,000 common shares in the form of ADSs issuable to the Reporting Person upon the exercise of vested options within 60 days after the date hereof. See Item 5.

**	Percentage calculated based on 68,224,209 common shares deemed to be outstanding with respect to the Reporting Person, which consists of: (i) 67,437,209 common shares outstanding as of June 30, 2021; and (ii) 787,000 common shares in the form of ADSs issuable to the Reporting Person upon the exercise of vested options within 60 days after the date hereof. See Item 5.

This Amendment No. 8 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by Rick Yan (“Mr. Yan” or the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on September 15, 2006 (the “Original Schedule”) as amended by Amendments No. 1 through 7 (the Original Schedule as so amended, the “Schedule 13D”) with respect to common shares, par value $0.0001 per share (“Common Shares”), of 51job, Inc. (the “Issuer”), including Common Shares represented by American depositary shares (“ADSs”), each ADS representing one Common Share. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

The descriptions of the RY Facility Agreement (as defined below) and the Acquisition Facilities Agreement (as defined below) set forth in Item 4 of this Amendment are incorporated by reference in this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

As contemplated by the RY Debt Commitment Letter, RY Elevate and China Merchants Bank Co., Ltd. Shanghai Branch (“CMB”) (as mandated lead arranger, lender, agent and security agent) entered into a facility agreement (the “RY Facility Agreement”) on October 28, 2021. The RY Facility Agreement provides for a term loan facility of up to US$450 million which, subject to the conditions set forth in the RY Facility Agreement, will be used, among other things, to fund the equity contribution contemplated by the RY Equity Commitment Letter.

Additionally, as contemplated by the Acquisition Debt Commitment Letter, Merger Sub, CMB (as sole original mandated lead arranger, agent and security agent) and Shanghai Pudong Development Bank Co., Ltd. Shanghai Branch (as joint mandated lead arranger) entered into a facilities agreement (the “Acquisition Facilities Agreement”) on October 21, 2021. The Acquisition Facilities Agreement provides for (i) a US$500 million term loan facility, (ii) a US$1.1 billion offshore cash bridge facility, and (iii) a US$225 million offshore cash bridge facility which, subject to the conditions set forth in the Acquisition Facilities Agreement, will be used, among other things, to finance a portion of the consideration for the Merger and fees and expenses incurred in connection with the Merger.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the RY Facility Agreement and the Acquisition Facilities Agreement, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and which are incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The responses of the Reporting Person to Rows 7 through 13 of the cover page of this Amendment are incorporated herein by reference. As of the date hereof, Mr. Yan may be deemed to beneficially own, and have sole voting and dispositive power with respect to, an aggregate of 12,667,264 Common Shares, consisting of: (i) 11,315,815 Common Shares and 544,449 Common Shares in the form of ADSs held by RY Holdings; (ii) 20,000 Common Shares in the form of ADSs held by Mr. Yan; and (iii) 787,000 Common Shares in the form of ADSs issuable to Mr. Yan upon the exercise of vested options within 60 days after the date hereof, collectively representing approximately 18.6% of the 68,224,209 Common Shares deemed to be outstanding with respect to the Reporting Person, which consists of: (i) 67,437,209 Common Shares outstanding as of June 30, 2021, as set forth in the Issuer’s unaudited financial results for the second quarter of 2021 furnished to the SEC on Form 6-K on September 24, 2021; and (ii) 787,000 Common Shares in the form of ADSs issuable to Mr. Yan upon the exercise of vested options within 60 days after the date hereof.

The Reporting Person may be deemed to have formed a “group” with the Continuing Shareholders pursuant to Section 13(d) of the Exchange Act as a result of their actions in respect of the Merger. However, the Reporting Person expressly disclaims beneficial ownership for all purposes of the Common Shares and ADSs beneficially owned (or deemed to be beneficially owned) by the Continuing Shareholders (other than the Common Shares and ADSs owned by the Reporting Person and RY Holdings). The Reporting Person is only responsible for the information contained in the Schedule 13D and this Amendment and assumes no responsibility for information contained in any other Schedule 13D (or any amendment thereto) filed by any Continuing Shareholder (other than the Reporting Person) or any of its affiliates.

(c) Except as disclosed elsewhere in this Amendment or as previously reported in the Schedule 13D, the Reporting Person has not effected any transactions in the Common Shares (including Common Shares in the form of ADSs) during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit 99.1	RY Facility Agreement, dated October 28, 2021.

Exhibit 99.2	Acquisition Facilities Agreement, dated October 21, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2021

Rick Yan

/s/ Rick Yan

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